UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1.            Financial information consisting of a free translation of (i) Telecom Argentina’s Operating Financial Review and Prospects, and (ii) the Unaudited Condensed Consolidated Financial Statements of Telecom Argentina as of June 30, 2019

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of June 30, 2019

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$42.46 = US$1 as of June 30, 2019

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND 2018

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2019

(In millions of Argentine pesos or as expressly indicated)

1.            General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of June 30, 2019 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the six-month period ended June 30, 2018, restated to current currency as of June 30, 2019.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.e) to the consolidated financial statements) of the last three years and as of June 30, 2019 and 2018 according to official statistics (INDEC) used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018	As of June 30, 2018	As of June 30, 2019

Variation in Prices
Annual	34.6%	24.7%	47.6%	29.3%	55.8%
Accumulated 3 years	102.2%	96.6%	147.8%	117.0%	139.2%
Accumulated 3 months since March, 2019	n/a	n/a	n/a	8.7%	9.5%

Accumulated 6 months	n/a	n/a	n/a	16.0%	22.4%

As established by the rules of the CNV, it will be included comparative information restated to current currency as of the closing date until reaching five comparative fiscal years.

2.            Telecom’s activities for the six-month periods ended June 30, 2019 (“1H19”) and 2018 (“1H18”)

			Variation
	1H19	1H18	$	%
Revenues	94,756	107,078	(12,322)	(11.5)
Employee benefit expenses and severance payments	(18,083)	(18,454)	371	(2.0)
Interconnection and transmission costs	(2,987)	(3,341)	354	(10.6)
Fees for services, maintenance, materials and supplies	(9,781)	(9,814)	33	(0.3)
Taxes and fees with the Regulatory Authority	(7,515)	(8,724)	1,209	(13.9)
Commissions and advertising	(5,579)	(6,725)	1,146	(17.0)
Cost of equipment and handsets	(4,638)	(6,309)	1,671	(26.5)
Programming and content costs	(7,143)	(7,557)	414	(5.5)
Bad debt expenses	(2,662)	(2,123)	(539)	25.4
Other operating income and expenses	(4,529)	(5,670)	1,141	(20.1)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use	(22,480)	(19,219)	(3,261)	17.0
Operating income	9,359	19,142	(9,783)	(51.1)
Earnings from associates	165	176	(11)	(6.3)
Financial results, net	4,826	(19,618)	24,444	n/a
Income before income tax expense	14,350	(300)	14,650	n/a
Income tax expense	(7,621)	3,672	(11,293)	n/a
Net income	6,729	3,372	3,357	99.6

Attributable to:
Controlling Company	6,600	3,305	3,295	99.7
Non-controlling interest	129	67	62	92.5
	6,729	3,372	3,357	99.6

Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	3.06	1.53

TELECOM ARGENTINA S.A.

•                Revenues

During 1H19 consolidated revenues showed a decrease of 11.5% (-$12,322 vs. 1H18) amounting to $94,756. This is due to the Mobile, Internet and Cable Television service revenues and equipment sales, partially offset by higher Fixed and Data Services revenues.

Services revenues amounted to $88,581 (-10.2% vs. 1H18) and represent 93.5% of revenues. Mobile services revenues amounted to $32,023 in 1H19 (-$5,491 vs. 2018), Internet Services revenues amounted to $21,451 in 1H19 (-$2,502 vs. 1H18) and the Cable Television Services revenues amounted to $20,016 in 1H19 (-$3,050 vs. 1H18) and fixed telephony and data service revenues amounted to $14,756 (+$1,004 vs. 1H18). Equipment revenues decreased 26.6%, amounting to $6,175 and represent 6.5% of revenues.

Total Revenues include $7,307 and $42,899 as of 1H19 and 1H18, respectively, related to the effect of restatement in terms of current currency as of June 30, 2019.

Mobile Services

Mobile services revenues amounted to $32,023 (-$5,491 or -14.6% vs. 1H18), being the main service in term of service revenues (36.2% and 38.0% of services revenues in 1H19 and 1H18, respectively). The variation was mainly due to mobile services revenues in Argentina, which amounted to $27,910 (-$6,111 or -18.0% vs. 1H18), due to the decrease in the customers’ base of 1.2% and a decrease of approximately 10.6% in ARPU.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in mobile services revenues amounts to $2,444 and $15,116, as of 1H19 and 1H18, respectively.

Personal’s mobile customers amount to 18.4 million and 18.6 million as of June 30, 2019 and 2018, respectively, of which 7.4 million and 6.9 million correspond to postpaid customers, respectively. The main ratios related to the services provided to these customers were:

•                  Approximately 60% of the total of customers consist of prepaid customers, and 40% consist of postpaid customers as of June 30, 2019, while it amounts to 63% and 37% respectively, as of June 30, 2018.

•                  Mobile Internet services revenues are equivalent to 78% of Personal’s customers total services revenues.

•                  The monthly average revenue per user (“ARPU”) is $246.5 pesos per month in 1H19 (vs. $275.8 pesos per month in 1H18), representing a -10.6% variation. The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in ARPU amounts to $19.5 and 110.8, as of 1H19 and 1H18, respectively.

•                  The average churn rate per month amounted to 2.3% in 1H19 (vs. 2.7% average in 1H18).

During the fourth quarter of 2018, the integration mobile service brands began with the launch of a campaign to transport Nextel’s customers to Personal. This communication was accompanied by the presentation of Personal’s new Smart Radio service, which includes the benefits of the most modern 3G/4G network in the market. Smart Radio enables customers to communicate with all users who share the radio network, including other providers besides Personal, through the use of robust equipment or smartphones which are compatible with the application of the service.

Regarding infrastructure, the Company continued to enhance the mobile internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, which currently covers more than 1,639 locations from La Quiaca to Ushuaia, and reaching more than 13.1 million customers with 4G devices throughout the country. Accompanying these improvements, through a massive communication campaign, the 4G Personal Network was promoted as the fastest in the country -based on the results of international benchmarks that measure network standards through the worldwide experience of customers-.

On the other hand, in the first months of this year, Personal and Fibertel brands came together to offer the best Wi-Fi connectivity and 4G service experience, with benefits for their Club Personal customers.

Mobile services revenues generated in Paraguay amounted to $4,113 (+$620 or +17.7% vs. 1H18) due to the appreciation of the Guaraní against the Argentine Peso by 26.6% and to the increase in ARPU, while the customer base remained stable.

The main ratios related to the mobile services in Paraguay were:

•                  Núcleo’s mobile customers amount to 2.4 million as of June 30, 2019 and 2018.

•                  Approximately 84% of total customers consist of prepaid customers, and 16% consist of postpaid customers as of June 30, 2019 and 2018.

•                  The monthly ARPU amounted to $254.4 pesos in 1H19 (vs. $213.6 pesos in 1H18), representing a 19.1% increase. This increase is mainly due to a 6.0% increase in the ARPU in Guaraníes in addition to the variation of the average exchange rate.

•                  The average churn rate per month amounted to 2.9% in 1H19 (vs. 3.1% in 1H18).

TELECOM ARGENTINA S.A.

Internet Services

Internet services revenues amounted to $21,451 in 1H19 (-$2,502 or -10.4% vs. 1H18) driven mainly by the variation in the broadband ARPU of -11.4%, which reached $867.4 pesos in 1H19 vs. $978.5 in 1H18. The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in ARPU amounts to $68.7 and $393.1, as of 1H19 and 1H18, respectively.

It should be noted that customers with service of 20Mb or higher represent 49.6% and 29.9% of the total customer base as of June 30, 2019 and 2018, respectively. These revenues represent a 52% and 32% of total Internet services revenues as of June 30, 2019 and 2018, respectively. Within this range there are customers who have plans of 100 Mb and 300 Mb (recently released to the market), that as of June 30, 2019 amount to 247,548 and 8,237, respectively.

Internet services churn rate per month amounted to 2.0% and 1.5% as of June 30, 2019 and 2018, respectively, maintaining stable the subscriber base in 1H19, which amounts to 4.1 million.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in internet services revenues amounts to $1,673 and $9,518, as of 1H19 and 1H18, respectively.

Cable Television Services

Cable Television service revenues amounted to $20,016 in 1H19 (-$3,050 or -13.2%vs. 1H18). The variation is mainly due to the effects of the ARPU and a lower customer base of approximately 1.9%. The ARPU has decreased by 16.2%, reaching $914.8 in the 1H19 vs. $1,091.8 in 1H18. The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in ARPU amounts to $72.4 and $438.6, as of 1H19 and 1H18, respectively.

The average monthly churn of 1H19 amounted to approximately 1.4% (vs. 1.3% in 1H18).

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Cable television services revenues amounts to $1,571 and $9,194, as of 1H19 and 1H18, respectively.

Fixed Telephony and Data Services

Fixed Telephony and data services revenues amounted to $14,756 (+$1,004 or +7.3% vs. 1H18), mainly due the increase in data services in the context of the Company’s position as an integrated ICT service provider (Datacenter, VPN, among others) in wholesale and government customers.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Fixed and Data services revenues amounts to $1,126 and $5,505, as of 1H19 and 1H18, respectively.

In relation to Fixed telephony services, there have been increases in monthly fees charged to both corporate and residential fixed telephony customers, and in greater sales of combined product packs that include voice and Internet services, that aim to achieve higher levels of customer loyalty, partially offset by a 8.4% decrease in fixed telephony customers´ base as compared to 1H18. The average monthly revenue billed per user (“ARBU”) of fixed telephony services remained constant and amounted to $341.2 in 1H19.

On the other hand, the increase in Data services revenues, is mainly due to the variation of the $/US$ exchange rate related to agreements settled in such foreign currency.

Equipment

Equipment revenues amounted to $6,175 (-$2,236 or -26.6% vs. 1H18). This variation is mainly due to lower handsets sold as compared to 1H18 (-30%), partially offset by an approximately 73% increase in handset sale prices to the mobile services customers as compared to 1H18.

It is important to highlight that the Company, in terms of devices, continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Equipment revenues amounts to $469 and $3,365, as of 1H19 and 1H18, respectively.

TELECOM ARGENTINA S.A.

•                 Operating costs

Consolidated operating costs totaled $62,917 in 1H19, which represents a decrease of $5,800 or -8.4% vs. 1H18. These lower costs are mainly associated with the decrease in Taxes and fees with the Regulatory Authority, Commissions and advertising and Cost of equipment and handsets, Interconnection and transmission costs, Programming and content costs and Employee benefit expenses and severance payments partially offset by an increase in the charge for bad debt expenses.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Operating costs amounts to $5,504 and $27,834, as of 1H19 and 1H18, respectively.

The costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $18,083 in 1H19 (-$371 or -2.0% vs. 1H18). The decrease is mainly due to a decrease in headcount of 6.7%, which amounted to 24,583 employees in 1H19 (vs. 26,335 in 1H18), partially offset by increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges, as well as higher charges for dismissals.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Employee benefit expenses and severance payments amounts to $1,425 and $7,400, as of 1H19 and 1H18, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, decreased, amounting to $2,987 in 1H19 (-$354 or -10.6% vs. 1H18), mainly due to operating efficiencies as of June 30, 2019 as compared to June 30, 2018, partially offset by greater traffic and increases in the exchange rate in relation to services set in US$.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Interconnection and transmission costs amounts to $244 and $1,367, as of 1H19 and 1H18, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $9,781 in 1H19 (-$33 or -0.3% vs. 1H18). This effect was partially due to the processes synergies resulting from the merger of Telecom and Cablevisión in January 2018, partially offset by the increase in professional fees driven by a higher level of activity and new Company projects and services related to operational management in general and higher technical, hardware and software maintenance costs due to the increase in prices and fluctuation of the exchange rate $/US$.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Fees for services, maintenance, materials and supplies amounts to $892 and $3,575, as of 1H19 and 1H18, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounting to $7,515 in 1H19 (-$1,209 or -13.9% vs. 1H18). This decrease corresponds mainly to the effect of the decrease in sales in 1H19 vs. 1H18 partially offset by the impact of the application of ENACOM Resolution No. 840/2018 that introduced changes in the determination of the radioelectric rights fee.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Taxes and fees with the Regulatory Authority amounts to $575 and $3,489, as of 1H19 and 1H18, respectively.

TELECOM ARGENTINA S.A.

Commissions and advertising

Commissions (including commissions paid to agents, collections commissions and other commissions) and advertising totaled $5,579 in 1H19 (-$1,146 or -17.0% vs. 1H18). The decrease is due to lower charges for agent commissions as a result of the reordering of the sales channel and a slight decrease in advertising due to the synergies after the merger of 2018 that allowed reducing costs even with greater presence in various media, partially offset by higher collections fees.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Commissions and advertising amounts to $425 and $2,907, as of 1H19 and 1H18, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold totaled $4,638 in 1H19 (-$1,671 or -26.5% vs. 1H18). $4,425 of this amount correspond to cost of handsets sold in Argentina, which decreased 26.8% vs. 1H18, mainly due to lower handsets sold as compared to 1H18 (-30%), partially offset by the increase in the purchase prices of handsets as compared to 1H18.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Cost of equipment and handsets amounts to $798 and $2,713, as of 1H19 and 1H18, respectively.

Programming and content costs

Programming and content costs decreased, totalizing $7,143 in 1H19 (-$414 or -5.5% vs. 1H18) mainly due to operative efficiencies as of 1H19 in relation to 1H18, partially offset by the increase in the cost of signals, includying the cost of signals to broadcast live soccer matches of the first division of the Argentine Football Association.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Programming and content costs amounts to $568 and $3,028, as of 1H19 and 1H18, respectively.

Bad debt expenses

Bad debt expenses amounted to $2,662 (+$539 or +25.4% vs. 1H18). The increase is related to the reduction in the level of collections. Bad debt expenses represent 2.8% and 2.0% of the consolidated revenues in 1H19 and in 1H18, respectively. It is worth mention that the percentage of Bad debt expenses over Revenues decreased in 2Q19 in relation to 1Q19.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Bad debt expenses amounts to $227 and $850, as of 1H19 and 1H18, respectively.

Other operating income and expenses

Other operating income and expenses include provisions, energy and other public services, insurance, leases and internet capacity, among others. The decrease is mainly due to a decrease in operating leases due to the application of IFRS 16, as explained in Note 1.f) to the Consolidated Financial Statements partially offset by increases in energy costs.

The effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Other operating income and expenses amounts, to $350 and $2,505, as of 1H19 and 1H18, respectively.

Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use

Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use amounted to $22,480 (+$3,261 or +17.0% vs. 1H18). The increase is due to the impact of the amortization of the CAPEX subsequent to June 30, 2018 as a consequence of the adjusted investment plan that the Company is developing and the effect of the application of IFRS 16 as of January 1, 2019, as disclosed in Note 1.f) to these Consolidated Financial Statements of $1,268, partially offset by assets that have stopped amortizing in 2019.

On the other hand, the effect generated by the restatement in terms of the current currency as of June 30, 2019 included in Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use amounts to $9,601 and $9,577, as of 1H19 and 1H18, respectively.

•                Operating income

Operating income amounted to $9,359 in 1H19 (-$9,783 or -51.1%vs. 1H18), representing 9.9% over consolidated revenues represented in 1H19 (vs. 17.9% in 1H18).

TELECOM ARGENTINA S.A.

•                Financial results, net

Financial results, net resulted in a gain of $4,826 and a loss of $19,618 in 1H19 and 1H18, respectively. The variation in Financial Results, net is mainly due to higher foreign currency exchange net gains, in terms of current currrency, of $6,551 in 1H19 (due to the depreciation of the peso against the US$ during 1H19 of 13% vs. an inflation of 22%) while in 1H18 higher foreign currency exchange net losses, in terms of current currency, of $22,071 (due to the depreciation of the peso against the US$ of 55% vs. an inflation of 16%). That effect is partially offset by higher interest on debts of $1,400 and the restatement in terms of current currency of $2,524 ($2,076 in 1H19 and $4,600 in 1H18).

•                Income tax

Income tax amounted to a loss of $7,621 and a gain of $3,672 in 1H19 and 1H18, respectively.

The Company’s income tax charge includes two effects: (i) the current tax payable for the year pursuant to tax legislation applicable to Telecom; and (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria.

Telecom’s current tax expenses amounts to $72 and $106 in 1H19 and 1H18, respectively. Telecom’s deferred tax losses amounts to $7,549 in 1H19 and deferred tax gains amounts to $3,778 in 1H18, respectively.

Net income

Telecom Argentina recorded a net income of $6,729 in 1H19, which means an increase of $3,357 in relation to a gain of $3,372 in 1H18, representing 7.1% of revenues (vs. 3.1% in 1H18). Net income attributable to controlling shareholders amounted to $6,600 in 1H19 vs. $3,305 in 1H18.

•                Financial position, net

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and financial IFD less Financial debts) is debt and totaled $75,268 and $80,335 as of June 30, 2019 and as of December 31, 2018, respectively.

•                Capital expenditures (CAPEX) and Rights of use additions

CAPEX and Rights of use additions composition 1H19 and 1H18 is as follows:

	In millions of $		Variation 1H19 vs. 1H18
	1H19	1H18	$	%
PP&E	21,004	21,817	(813)	(4)
Intangibles assets	678	1,755	(1,077)	(61)
Total CAPEX	21,682	23,572	(1,890)	(8)
Rights of use	2,438	-	2,438	n/a
Total CAPEX and Rights of use additions	24,120	23,572	548	2

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 3G and 4G services to support the growth of mobile Internet services and improvement of the quality service together with the launch of innovative VAS services.

It also continued with the expansion of transmission and transport networks to join the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks to meet, in this way, the growing demand of services of both fixed telephony and mobile services customers. Likewise, significant investments have also been made in the pricing, billing and customer relationship systems.

In relation to the additions of the Rights of Use, IFRS 16 provides that, from the years beginning on January 1, 2019, the Company as lessee recognizes a right of use asset and a liability at present value for those contracts that meet the definition of lease contracts in accordance with such standard.

TELECOM ARGENTINA S.A.

3.            Telecom Group’s activities for the three-month periods ended June 30, 2019 (“2Q19”) and 2018 (“2Q18”)

			Variation
	2Q19	2Q18	$	%
Revenues	46,235	53,744	(7,509)	(14.0)
Operating costs without depreciation and amortization	(30,258)	(35,558)	5,300	(14.9)
Depreciation, amortization and impairment of PP&E	(11,540)	(9,922)	(1,618)	16.3
Operating income	4,437	8,264	(3,827)	(46.3)
Earnings from associates	52	91	(39)	(42.9)
Financial results, net	4,711	(23,796)	28,507	n/a
Income (Loss) before income tax benefit (expense)	9,200	(15,441)	24,641	n/a
Income tax benefit (expense)	(3,872)	6,335	(10,207)	n/a
Net (loss) income	5,328	(9,106)	14,434	n/a

Attributable to:
Controlling Company	5,250	(9,143)	14,393	n/a
Non-controlling interest	78	37	41	110.8
	5,328	(9,106)	14,434	(158.5)

Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	2.44	(4.25)

Revenues in 2Q19 amounted to $46,235, operating costs -including depreciation, amortization and impairment of PP&E- amounted to $41,798, operating income amounted to $4,437 –equivalent to 9.6% of consolidated revenue vs. 15.4% in 2Q18- and net gain amounted to $5,328 –equivalent to 11.5% of consolidated revenues. Net loss attributable to the Controlling Company amounted to $5,250.

Services revenues amounted to $43,133 -equivalent to 93.3% of consolidated revenues-, and equipment revenues amounted to $3,102 -equivalent to 6.7% of consolidated revenues-.

Mobile services revenues in 2Q19 amounted to $15,809 -equivalent to 36.7% of consolidated services  revenues- which were mainly generated by Personal’s customers in Argentina and Paraguay.

Internet services in 2Q19 amounted to $10,339 -equivalent to 24.0% of consolidated services revenues.

Additionally, Cable Television revenues in 2Q19 amounted to $9,535 –equivalent to 22.1% of consolidated service revenues and they are mainly composed of services revenues provided in Argentina and Uruguay. Fixed and data services in 2Q19 amounted to $7,242 –equivalent to 16.8% of consolidated service revenues.

Operating costs without depreciation, amortization and impairment of PP&E amounted to $30,258 during 2Q19, the main components are employee benefit expenses and severance payments (which totaled $8,469); fees for services, maintenance, materials and supplies (which totaled $4,851); taxes and fees with the Regulatory Authority (which totaled $3,703); programming and content costs (which totaled $3,408); and commissions and advertising (which totaled $2,823).

Depreciation, amortization and impairment of PP&E, intangible assets and rights of use totaled $11,540 during 2Q19 -equivalent to 24.9% of consolidated revenues-, including the effect of the application of IFRS 16 as of January 1, 2019, as disclosed in Note 1.f) to these Consolidated Financial Statements.

Operating income for 2Q19 amounted to $4,437, resulting in a margin over consolidated revenues of 9.6% (vs. 15.4% in 2Q18).

Financial results, net amounted to a gain of $4,711 in 2Q19, mainly due to net foreign currency exchange rate gain totaling $8,587 in terms of current currency, partially offset by interests on debts totaling $1,860, and net gain on restatement in terms of current currency of $1,889.

Telecom Argentina obtained a net gain of $5,328 in 2Q19, which represents 11.5% of consolidated revenues. Net gain attributable to the controlling shareholders amounted to $5,250 in 2Q19.

4.            Summary of comparative consolidated statements of financial position

	June 30,
	2019	2018
Current assets	42,922	46,333
Non-current assets	415,946	409,644
Total assets	458,868	455,977
Current liabilities	61,528	97,454
Non-current liabilities	119,632	81,599
Total liabilities	181,160	179,053
Equity attributable to the Controlling Company	274,275	273,021
Equity attributable non-controlling interest	3,433	3,903
Total Equity	277,708	276,924
Total liabilities and equity	458,868	455,977

TELECOM ARGENTINA S.A.

5.            Summary of comparative consolidated income statements

	1H19	1H18
Revenues	94,756	107,078
Operating costs	(85,397)	(87,936)
Operating income	9,359	19,142
Earnings from associates	165	176
Financial results, net	4,826	(19,618)
Income before income tax expense	14,350	(300)
Income tax expense	(7,621)	3,672
Net income	6,729	3,372
Other comprehensive loss, net of tax	(2,121)	1,982
Total comprehensive income	4,608	5,354
Attributable to Controlling Company	4,912	4,634
Attributable to non-controlling interest	(304)	720

6.            Summary of comparative consolidated statements of cash flow

	1H19	1H18
Net cash flows provided by operating activities	34,973	26,407
Net cash flows used in investing activities	(20,103)	(16,357)
Net cash flows used in financing activities	(3,627)	(9,645)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(1,434)	2,219
Total cash and cash equivalents provided by during the period	9,809	2,624

7.            Statistical data (in physical units in index-term)

	06.30.19	06.30.18
Cable TV Subscribers (i)	97.8%	99.8%
Internet Access (iii)	101.7%	101.0%
IDEN telephony services lines (ii)	11.9%	29.1%
Fixed telephony services lines (iii)	88.8%	96.9%
Personal Mobile telephony services lines (iii)	97.0%	98.2%
Núcleo’s customers (iii)	97.0%	97.2%

(i)                Base December 2013= 100

(ii)              Base December 2015= 100

(iii)            Base December 2017= 100

8.            Consolidated ratios

	06.30.19	06.30.18
Liquidity (1)	0.70	0.63
Solvency (2)	1.53	1.60
Locked-up capital (3)	0.91	0.91

1)                Current assets/Current liabilities.

2)                Total equity/Total liabilities.

3)                Non-current assets/Total assets.

9.            Outlook

In macroeconomic terms, during the second quarter of the year, the trend of the inflation rate has changed, improving in monthly terms compared to the first quarter. In this context, there has been a deceleration in the monthly devaluation rate by the end of the first half of 2019.

The economic-financial performance of Telecom - and other companies that operate in Argentina- is not oblivious to the impact of exchange rate fluctuations, especially for a company that makes intensive investments in infrastructure, with dollarized inputs, but operates in Argentine pesos in the local market.

In this sense, the economic scenario forces us to strongly focus our management on achieving operational efficiencies to maintain growth levels in line with the investments undertaken. Nevertheless, we remain our commitment to the development of the country through a strategic investment plan aimed at the deployment and upgrading of infrastructure throughout the national territory, as well as the integration of the Company’s systems within the framework of its digital transformation.

With the aim of leveraging its investment plan, Telecom obtained the support of the international market through several loan agreements, being the most relevant those executed with the International Finance Corporation for a total amount of up to US$ 450 million, with the Inter-American Development Bank for a total amount of up to US$ 300 million and the facility guaranteed by Finnvera plc, the official export credit agency of Finland, for up to US$ 96 million. The disbursements received are allocated to the continued deployment of infrastructure for our fixed-mobile convergent network with differentiating characteristics.

TELECOM ARGENTINA S.A.

In addition, in July, the Company accessed once again the international financial market and issued new Notes for a nominal value of US$ 400 million due in July 2026. The funds obtained will be allocated to the refinancing of liabilities. As of the date of this report, the Company has settled financial liabilities for approximately US$ 130 million.

We continue to invest in strong networks with a focus on our residential customers, in areas with low and high concentration of population, and in order to meet the connectivity needs required by the economic development of the country. In that sense, we continue working to expand connectivity throughout the national territory to be able to offer high quality products and services to the entire population in Argentina.

To such end, with a customer focused approach, we seek to provide the best service offerings in terms of speed, quality and technological reliability, constantly expanding the contents offered that support and add value to our product portfolio.

We continue with fiber optic cable laying increasingly closer to households, unifying different access technologies to improve Internet browsing speeds through the fixed broadband service provided by Fibertel. At the same time, we are converting copper fixed networks into fiber networks or hybrid fiber-coaxial networks to offer higher connection speed and capacity.

Regarding the mobile network, Personal has become the fastest 4G service provider in Argentina, and we continue to expand its coverage and capacity, upgrading the installed sites throughout the country with 4.5G technology, which will allow us to be prepared for 5G deployment and the possibilities it provides through IoT solutions. In this regard, Telecom has made the first two 5G technology demos open to the public in Argentina.

Through our fixed and mobile networks, we seek to provide our customers with a comprehensive connectivity service, and an experience that ensures constant and fluid connection, with a broad range of contents at their disposal which can be consumed from any device in any place and at any time. For this purpose, we rely on the high capacity and capillarity of the IP transport interurban network, with a new architecture that allows the Company to transport digital contents based on the growing demand.

In addition, through Flow we offer users high quality audiovisual contents, with a catalogue designed to cater to the needs of the most diverse audiences. This multi device platform also offers new entertainment experiences through Flow Music.

During 2019, Telecom will continue upgrading its management systems focused on convergence, improving customer satisfaction and relationships and boosting the performance of our networks. The full integration of our fixed mobile network, Argentina’s most powerful and sustainable one, will allow us to expand the plan for the transformation of connectivity services and contents.

Alejandro Urricelqui
President

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		June 30,	December 31,
	Note	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	2	18,244	8,435
Investments	2	1,858	1,678
Trade receivables	3	15,605	21,317
Other receivables	4	4,007	6,211
Inventories	5	3,208	3,351
Total current assets		42,922	40,992
Non-Current Assets
Trade receivables	3	86	74
Other receivables	4	1,614	2,110
Deferred income tax assets	13	88	95
Investments	2	4,200	6,849
Goodwill	6	147,257	147,440
Property, plant and equipment	7	185,613	183,998
Intangible assets	8	70,182	72,789
Right of use assets	9	6,906	694
Total non-current assets		415,946	414,049
TOTAL ASSETS		458,868	455,041
LIABILITIES
Current Liabilities
Trade payables	10	22,819	27,976
Financial debt	11	25,330	24,536
Salaries and social security payables	12	6,189	7,280
Taxes payables	14	2,520	2,838
Leases liabilities	15	2,281	-
Other liabilities	16	1,489	1,881
Provisions	17	900	911
Total current liabilities		61,528	65,422
Non-Current Liabilities
Trade payables	10	738	697
Financial debt	11	73,044	72,550
Salaries and social security payables	12	466	425
Deferred income tax liabilities	13	37,352	30,041
Taxes payables	14	19	32
Leases liabilities	15	2,883	-
Other liabilities	16	1,275	1,420
Provisions	17	3,855	4,245
Total non-current liabilities		119,632	109,410
TOTAL LIABILITIES		181,160	174,832
EQUITY
Equity attributable to Controlling Company		274,275	276,260
Equity attributable to non-controlling interest		3,433	3,949
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	20	277,708	280,209
TOTAL LIABILITIES AND EQUITY		458,868	455,041

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Note	2019	2018	2019	2018
Revenues	21	46,235	53,744	94,756	107,078
Employee benefit expenses and severance payments	22	(8,469)	(9,381)	(18,083)	(18,454)
Interconnection and transmission costs		(1,382)	(1,691)	(2,987)	(3,341)
Fees for services, maintenance, materials and supplies	22	(4,851)	(5,140)	(9,781)	(9,814)
Taxes and fees with the Regulatory Authority	22	(3,703)	(4,444)	(7,515)	(8,724)
Commissions and advertising		(2,823)	(3,571)	(5,579)	(6,725)
Cost of equipment and handsets	22	(2,250)	(3,442)	(4,638)	(6,309)
Programming and content costs		(3,408)	(3,821)	(7,143)	(7,557)
Bad debt expenses	3	(1,077)	(1,059)	(2,662)	(2,123)
Other operating income and expenses	22	(2,295)	(3,009)	(4,529)	(5,670)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	22	(11,540)	(9,922)	(22,480)	(19,219)
Operating income		4,437	8,264	9,359	19,142
Earnings from associates	2	52	91	165	176
Debt financial expenses	23	6,331	(15,408)	1,898	(16,228)
Other financial results, net	23	(1,620)	(8,388)	2,928	(3,390)
Income (Loss) before income tax expense		9,200	(15,441)	14,350	(300)
Income tax expense	13	(3,872)	6,335	(7,621)	3,672
Net income (Loss) for the period		5,328	(9,106)	6,729	3,372

Attributable to:
Controlling Company		5,250	(9,143)	6,600	3,305
Non-controlling interest		78	37	129	67
		5,328	(9,106)	6,729	3,372

Earnings per share attributable to Controlling Company - Basic and diluted	1.d	2.44	(4.25)	3.06	1.53

See Note 22 for additional information on operating expenses per function.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2019	2018	2019	2018

Net income (loss) for the period	5,328	(9,106)	6,729	3,372

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(1,146)	2,570	(1,923)	1,779
NDF effects classified as hedges	(164)	122	(246)	293
Income Tax effects on NDF classified as hedges	25	(43)	48	(90)
Other components of the comprehensive income, net of tax	(1,285)	2,649	(2,121)	1,982

Total comprehensive income (loss) for the period	4,043	(6,457)	4,608	5,354

Attributable to:
Controlling Company	4,054	(7,274)	4,912	4,634
Non-controlling interest	(11)	817	(304)	720
	4,043	(6,457)	4,608	5,354

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution				Reserves
	Outstanding shares - Capital nominal value (1)	Treasury shares - Capital nominal value (1) (2)	Inflation adjustment	Treasury shares acquisition cost (2)	Conntributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (3)	Facultative (3)	Facultative reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2018	1,200	-	4,663	-	-	544	129	-	11,706	-	(2,299)	15	50,366	66,324	1,035	67,359
Incorporation of the Net Equity of the acquiree	969	15	48,883	(2,197)	-	2,229	1,065	4,039	-	27,434	(387)	(6)	(483)	81,561	1,433	82,994
Retained earnings adjustment	-	-	-	-	-	-	-	-	-	-	-	-	30	30	(25)	5
Merger effect	(15)	-	(56)	-	155,879	-	-	-	-	-	387	6	-	156,201	988	157,189
Call option reserve (4)	-	-	-	-	-	-	-	-	-	-	-	(161)	-	(161)	-	(161)
Reserves constitution (5)	-	-	-	-	-	-	-	-	2,165	3,282	-	-	(5,447)	-	-	-
Dividends (6)	-	-	-	-	-	-	-	-	-	(17,271)	-	-	(18,007)	(35,278)	-	(35,278)
Dividends to non-controlling shareholders (7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(242)	(242)
Increase in CV Berazategui shareholding	-	-	-	-	-	-	-	-	-	-	-	(290)	-	(290)	(6)	(296)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	-	3,305	3,305	67	3,372
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	1,329	-	-	1,329	653	1,982
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	1,329	-	3,305	4,634	720	5,354

Balances as of June 30, 2018	2,154	15	53,490	(2,197)	155,879	2,773	1,194	4,039	13,871	13,445	(970)	(436)	29,764	273,021	3,903	276,924

Balances as of January 1, 2019	2,154	15	53,490	(2,197)	155,879	2,773	1,194	4,039	13,871	13,445	(918)	(436)	32,951	276,260	3,949	280,209

Disposals of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019:
- Reserves constitutions	-	-	-	-	-	325	-	-	18,017	7,712	-	-	(26,054)	-	-	-
- Dividends	-	-	-	-	-	-	-	-	-	-	-	-	(6,897)	(6,897)	-	(6,897)
Dividends to non-controlling shareholders (7)	-	-	-	-	-	-	-	-	-	-		-	-	-	(212)	(212)
Capital Reduction	-	(4)	(183)	440	-	-	-	-	-	-	-	-	(253)	-	-	-
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	-	6,600	6,600	129	6,729
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(1,688)	-	-	(1,688)	(433)	(2,121)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(1,688)	-	6,600	4,912	(304)	4,608

Balances as of June 30, 2019	2,154	11	53,307	(1,757)	155,879	3,098	1,194	4,039	31,888	21,157	(2,606)	(436)	6,347	274,275	3,433	277,708

(1) As of June 30, 2019 and 2018 total shares were issued and fully paid. As of June 30, 2019 and 2018, 11,548,413 were treasury shares. While as of June 30, 2018, 15,221,373 were treasury shares. See Note 20.

(2) Corresponds to 11,548,413 shares of $1 argentine peso of nominal value each, equivalent to 0.53% of total capital. As of June 30, 2019. See Note 20.

(3) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(4) Call option reserve of non-controlling interest.

(5)  As approved by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

(6) As approved by the Company’s Board of Directors on January 31, 2018. Includes 15,780 of advanced dividends which were subsequently ratified by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

(7) Corresponds to non-controlling interest of Núcleo and CV Berazategui.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		Six-month periods ended June 30,
	Note	2019	2018
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		6,729	3,372
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		2,977	2,216
Depreciation of property, plant and equipment	7	17,950	15,639
Amortization of intangible assets	8	3,127	3,281
Amortization of rights of use	9	1,314	50
Earnings from associates	2.a	(165)	(176)
Impairment of PP&E	22	89	249
Disposals of PP&E and consumption of materials		(28)	224
Financial results and others		169	17,978
Income tax expense	13	7,621	(3,672)
Income tax paid		(800)	(6,703)
Decrease (increase) Net in assets	2.b	3,823	(4,095)
Net decrease in liabilities	2.b	(7,833)	(1,956)
Total cash flows provided by operating activities		34,973	26,407
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(21,004)	(21,817)
Intangible asset acquisitions		(678)	(1,755)
Acquisiton of interest of CV Berazategui		-	(302)
Proceeds from dividends	2.b	107	61
Cash incorporated by the merger		-	5,037
Proceeds from the sale of property, plant and equipment and intangible assets		1	6
Investments not considered as cash and cash equivalents		1,471	2,413
Total cash flows used in investing activities		(20,103)	(16,357)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	21,915	36,151
Payment of financial debt	2.b	(14,008)	(2,317)
Payment of interests and related expenses	2.b	(3,255)	(1,772)
Payments of leases liabilities		(1,586)	-
Payment of cash dividends	2.b	(6,693)	(41,707)
Total cash flows used in financing activities		(3,627)	(9,645)

NET INCREASE IN CASH AND CASH EQUIVALENTS		11,243	405
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		8,435	8,221
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(1,434)	2,219
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		18,244	10,845

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND 2018 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Personal/Micro Sistemas/Pem/CV Berazategui//Cable Imagen/ Última Milla/AVC Continente Audiovisual/Inter Radios: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Telecom Personal S.A., Micro Sistemas S.A.U., Pem S.A., CV Berazategui S.A., Cable Imagen S.R.L., Última Milla S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay / Televisión Dirigida / Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

“Abono fijo”: Under the “Abono fijo” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

BYMA (Bolsas y Mercados Argentinos) /NYSE: Buenos Aires Stock Exchange and New York Stock Exchange, respectively.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CINIIF: IFRS interpretations

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards

IASB:  International Accounting Standards Board.

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks. Each service is subject to its specific regulatory framework.

IDEN: Integrated Digital Enhanced Network

IFRIC: IFRS Interpretations

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y sensos):  The National Institute of statistics and sense

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Gain (Loss) on purchasing power parity.

Roaming: charges from the use of networks of other national and international operators.

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SIC: IAS Interpretations

VAT: Value-Added Tax

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these Consolidated Financial Statements, unless otherwise stated, Argentine peso amounts are stated in millions

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)             Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) that adopted IFRS as issued by the IASB, also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements were prepared following the same accounting policies as in the annual financial statements as of December 31, 2018, with the exception of the application of IFRS 16 (see Note 1.f), so, these unaudited consolidated financial statements do not include all the information required in an annual financial statement. As a consequence, they must be read jointly with the 2018 annual consolidated financial statements which can be consulted at the Company’s website (www.telecom.com.ar/inversores).

These consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes

Pem	Investments	Argentina	100.00%
CV Berazategui (a)	Closed-circuit television	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Última Milla	Services for telecommunication	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Núcleo (b)	Mobile telecommunications Services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (c)	Holding	Uruguay	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)        The Company owned 70% indirectly through Pem until April 4, 2018 when the remaining 30% was acquired directly.

(b)        Includes the interest in the following entities: Personal Envíos and Tuves Paraguay.

(c)        Includes the interest in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency (see Note 1.e) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of June 30, 2019, were approved by resolution of the Board of Directors’ meeting held on August 8, 2019.

b)            Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered the most appropriate and represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, are in line with the usual presentation of expenses in the ICT services industry;

•                  the consolidated statements of comprehensive income include the net income (or loss) of the period as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) net income (loss) of the period, (ii) other comprehensive income (loss) of the period, and (iii) transactions with shareholders (owners and non-controlling interest) if corresponds;

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Section 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2, 17, 18 and 22 to these unaudited consolidated financial statements, as admitted by IFRS.

c)             Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles established in the IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the periods ended June 30, 2019 and 2018:

❑         Consolidated Income Statement as of June 30, 2019

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	82,337	6,868	89,205	5,538	476	6,014	(463)	94,756
Operating costs without depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(54,051)	(5,215)	(59,266)	(3,788)	(326)	(4,114)	463	(62,917)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(11,596)	(9,431)	(21,027)	(1,283)	(170)	(1,453)	-	(22,480)
Operating income	16,690	(7,778)	8,912	467	(20)	447	-	9,359

Earnings from associates								165
Debt financial expenses								1,898
Other financial results, net								2,928
Income before income tax expense								14,350
Income tax expense								(7,621)
Net income								6,729

Attributable to:
Controlling Company								6,600
Non-controlling interest								129
								6,729

❑         Consolidated Income Statement as of June 30, 2018

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	61,281	40,853	102,134	3,067	2,057	5,124	(180)	107,078
Operating costs without depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(38,924)	(26,418)	(65,342)	(2,128)	(1,427)	(3,555)	180	(68,717)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(8,908)	(9,069)	(17,977)	(734)	(508)	(1,242)	-	(19,219)
Operating income	13,449	5,366	18,815	205	122	327	-	19,142

Earnings from associates								176
Debt financial expenses								(16,228)
Other financial results, net								(3,390)
Loss before income tax expense								(300)
Income tax expense								3,672
Net income								3,372

Attributable to:
Controlling Company								3,305
Non-controlling interest								67
								3,372

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below (in current currency):

i)               Sales revenues from customers located in Argentina amounted to $88,729 and $101,767 during the six-month periods ended June 30, 2019 and 2018, respectively; while sales revenues from foreign customers amounted to $6,027 and $5,311 during the six-month periods ended June 30, 2019 and 2018, respectively;

ii)              PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Services rendered in Argentina” amounted to $395,549 and $390,500 as of June 30, 2019 and as of December 31, 2018, respectively; while PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Other abroad segments” amounted to $14,409 and $14,421 as of June 30, 2019 and as of December 31, 2018, respectively.

d)            Net income per share

Basic earnings per share are calculated by dividing the net income attributable to owners of the Parent (Telecom Argentina) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares issued and common shares to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the six-month periods ended June 30, 2019 and 2018, the weighted average number of shares outstanding amounted to 2,153,688,011.

e)             Measuring Unit - IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered hyperinflationary.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Governing Board Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/2018).

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018) amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services, does not apply to financial statements, which remain subject to Section 62 of the LGS, as amended. In addition, it repealed Decree No. 1,269/2002, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18 (published in the Official Gazette on December 28, 2018), the CNV, the local regulatory agency, established the method to restate financial statements in current currency to be applied by issuers subject to its oversight, in accordance with IAS 29 for years/periods ended as of December 31, 2018. Therefore, these unaudited financial statements are restated in current currency of June 30, 2019.

In relation to the inflation index to be used, according to Governing Board Resolution No. 539/18, it was determined according to the Domestic Wholesale Price Index (WPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

The table below shows the evolution of these indexes in the last three years and as of June 30, 2019 and 2018 according to official statistics (INDEC) in accordance with Resolution No. 539/18:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018	As of June 30, 2018	As of June 30, 2019

Variation in Prices
Annual	34.6%	24.7%	47.6%	29.3%	55.8%
Accumulated 3 years	102.2%	96.6%	147.8%	117.0%	139.2%
Accumulated 3 months since March, 2019	n/a	n/a	n/a	8.7%	9.5%

Accumulated 6 months	n/a	n/a	n/a	16.0%	22.4%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2018. The Foreign currency exchange gains (losses), as well as the accrued interest are determined in real terms, excluding the inflationary effect contained therein.

f)                IFRS 16 (Leases)

In January 2016, IFRS 16 was issued, which replaces IAS 17, IFRIC 14 and SIC 15 and 27. This standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated impact mainly on the lessees accounting.

IFRS 16, effective as of January 1, 2019, provides that the lessee recognizes a right of use asset and a liability at present value with respect to those contracts that meet the definition of leases. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period. For a company to have control of use of an identified asset it:

a)             must have the right to obtain substantially all the economic benefits of the identified assets and

b)            must have the right to direct the use of the identified asset.

The adoption of IFRS 16 increases the values of assets and liabilities and generates a decrease in operating costs. In addition, there is an increase in the charge of amortization of Rights of use assets and financial results generated by the undwinding of the discount of the related liabilities. It also changes the presentation of the income statement and the statement of cash flows. This IFRS was applied retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application.

Telecom maintains several contracts that fall under the definition of leases in accordance with IFRS 16, which can be summarized as follows: a) sites leases (for antenna placement); b) real estate leases (for commercial offices and others); c) poles leases (for wiring layout); d) dark fiber rights of use (rental of optical fiber for data transmission) and e) space leases (for colocalization of antennas).

The initial impact of the implementation of this standard implied an increase in non-current assets due to the initial recognition of Rights of use assets of $5,217 and current and non-current liabilities for the initial recognition of Leases liabilities of $4,588. Additionally, are reclassified to Rights of use assets, Asset Retirement Obligation of PP&E of $197 and Indefeasible Rights of Use of Intangible Assets of $497.

The composition of the Rights of use assets net carrying value, valued at amortized cost, as of January 1, 2019 and as of June 30, 2019 is detailed below:

	January 1, 2019	June 30, 2019

Poles	194	280
Real estate and others	781	1,152
Sites and others (1)	3,926	4,525
Occupation fee	316	303
Asset Retirement Obligation	197	183
Indefeasible rights of use	497	463
At the end of the period (1)	5,911	6,906

(1) Include $656 million and $735 million corresponding to Núcleo as of January 1, 2019 and June 30, 2019, respectively.

As a result of the adoption of IFRS 16, in the income statement for the six-month period ended June 30, 2019, operating leases decreased by $1,335, an additional depreciation of assets by rights of use of $1,268 was recognized (without considering Indefeasible rights of use and Asset Retirement Obligation) and greater financial results were recognized as a result of the update of the Lease liabilities for $519, generating a net loss of $452 before income tax and a deferred income tax of $116 ($336 of net loss, of which $312 are attributable to controlling shareholders, $0.15 Argentine pesos per share). To the determination of the amounts disclosed below, the real interest rates used are 11% average in pesos and between 5% and 7% in US$.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)           Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	June 30,	December 31,
	2019	2018
Cash and cash equivalents
Cash and Banks	1,703	2,299
Time deposits	1,023	6,063
Mutual funds	15,518	73
Total cash and cash equivalents	18,244	8,435
Investments
Current
Government bonds at fair value	319	890
Government bonds at amortized cost	460	635
Mutual funds	1,054	2
Other investments at amortized cost	25	151
Total current investments	1,858	1,678
Non- current
Government bonds at amortized cost	2,986	5,665
Investments in associates (*)	1,213	1,183
2003 Telecommunications Fund	1	1
Total non-current investments	4,200	6,849

(*) Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 06.30.2019	Valuation as of 12.31.2018
Ver T.V. S.A. (1)	Cable televisión station	Argentina	49.00	747	724
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable televisión station	Argentina	50.10	279	277
La Capital Cable S.A. (2)	Closed-circuit television	Argentina	50.00	181	175
Other minor investments in associates at equity method				6	7
Total				1,213	1,183

(1)         Data about the issuer arise from extra-accounting information.

(2)         Direct and indirect interest.

(3)         Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Three-months periods ended June 30,		Six-months periods ended June 30,
	2019	2018	2019	2018
Ver T.V. S.A.	37	59	116	109
Teledifusora San Miguel Arcángel S.A.	11	25	44	50
La Capital Cable S.A.	4	7	5	17
Total	52	91	165	176

b)          Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the preparation of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank and short-term highly liquid investments (with a maturity of three months or less). Bank overdrafts are disclosed in the statement of financial position as financial debts and its flows in the consolidated cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial permanent structure of Telecom and its subsidiaries.

Changes in assets/liabilities components:

	June 30,
	2019	2018
Net decrease (increase) in assets
Trade receivables	2,829	(4,359)
Other receivables	972	485
Inventories	22	(221)
	3,823	(4,095)
Net increase (decrease) in liabilities
Trade payables	(5,795)	1,222
Salaries and social security payables	(1,011)	(982)
Taxes payables	223	(1,166)
Other liabilities and Provisions	(1,250)	(1,030)
	(7,833)	(1,956)

Main Financing activities components

The following table presents the main financing activities components:

	June 30,
	2019	2018
Bank overdrafts	1,843	51
Notes	1,086	-
By purchase of equipment	58	173
Bank loans and with other financial entities	18,928	35,927
Total financial debt procedes	21,915	36,151
Notes	-	(1,218)
Bank loans and with other financial entities	(14,008)	(212)
By purchase of equipment	-	(887)
Total payment of debt	(14,008)	(2,317)
Bank overdrafts	(386)	(31)
Bank loans and with other financial entities	(2,353)	(1,174)
Notes	(706)	(849)
By NDF, purchase of equipment and others	190	282
Total payment of interest and related expenses	(3,255)	(1,772)

Cash dividends from the Company

•                  Fiscal year 2019

The Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019, decided to approve cash dividends for a total amount of $6,300 (equivalent to $ 2.925214779 per each share of $1 nominal value oustanding to date, approximately $6,897 in current currency of June 30, 2019). That amount was available to shareholders on May 7, 2019 (approximately $6,471 in current currency of June 30, 2019).

•                  Fiscal year 2018

On January 31, 2018, the Board of Directors of Telecom Argentina approved (nominal amounts):

1.    the reversal of 9,729,418,019 Argentine pesos, of the “Reserve for future dividends payments” of Telecom Argentina as of December 31, 2017, and its distribution as cash dividends in two installments: i) 2,863,000,000 Argentine pesos on February 15, 2018 and ii) 6,866,418,019 Argentine pesos on April 30, 2018, being the Board empowered to make such payment on an earlier date if it deemed it convenient;

2.    the distribution of 5,640,728,444 Argentine pesos, as advance cash dividends under the provisions of Section 224, 2nd paragraph of the LGS, corresponding to the net profit (liquid and realized) of the period from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Telecom Argentina as of September 30, 2017, which were paid on February 15, 2018; and

3.    the distribution of 4,502,777,155 Argentine pesos, as distribution of interim cash dividends under the provisions of Section 224, 2nd paragraph of the LGS, corresponding to the net profit (liquid and realized) of the period from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Cablevisión S.A. as of September 30, 2017, -absorbed by Telecom Argentina- which were paid on February 15, 2018.

Dividends mentioned in items 2 and 3 above, were subsequently ratified by the Ordinary General Shareholders’ Meeting of April 25, 2018.

In conclusion, the dividends distribution aforementioned for a total of $19,872,923,618 Argentine pesos (approximately $35,278 in current currency of June 30, 2019) were paid on February 15, 2018 for $13,006,505,599 Argentine pesos and on March 21, 2018 for $6,866,418,019 Argentine pesos (approximately $34,185 in current currency of June 30, 2019).

Payment of the dividends declared by Cablevisión S.A.

•                  Fiscal Year 2018

On January 8, 2018, Telecom Argentina, as surviving company of Cablevisión S.A., paid the dividends declared by Cablevisión on December 18, 2017 for $4,077,790,056 Argentine pesos (approximately $7,238 in current currency of June 30, 2019).

Cash dividends from controlled companies and associates

•                  Fiscal Year 2019

On May 2019 Núcleo paid to non-controlling shareholders $201 ($222 in current currency of June 30, 2019), that were approved by the Núcleo General Ordinary Shareholders’ meeting held on April 23, 2019.

During the first half of 2019, dividends were collected from Ver T.V. and Teledifusora San Miguel Arcángel for $107- $106, directly and $1 indirectly through Inter Radios -$79 corresponded to fiscal year 2016 and $28 correspond to fiscal year 2017- $54 million are still pending collection.

•                  Fiscal Year 2018

On May 2018 Núcleo paid to non-controlling shareholders $161 ($284 in current currency of June 30, 2019), that were approved by the Núcleo General Ordinary Shareholders’ Meeting held on April 24, 2018.

During the first half of 2018, dividends were collected from Ver T.V. and Teledifusora San Miguel Arcángel and La Capital Cable for $36 (approximately $61 in current currency of June 30, 2019). These dividends corresponded to fiscal year 2016.

Additional information required by IAS 7

	Balances as of December 31, 2018	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments and Others	Balances as of June 30, 2019
Bank overdrafts	2,787	1,843	-	(362)	4,268
Bank loans – principal	57,782	4,920	-	(6,140)	56,562
Notes – principal	23,051	1,086	-	(4,413)	19,724
NDF	122	(548)	-	1,733	1,307
By purchase of equipment	2,545	58	-	(256)	2,347
Interests and related expenses	10,799	(3,509)	3,674	3,202	14,166
Total current and non-current financial debt (Note 11)	97,086	3,850	3,674	(6,236)	98,374

NOTE 3 – TRADE RECEIVABLES

Trade receivables consist of the following:

	June 30,	December 31,
	2019	2018
Current Trade receivables
Ordinary receivables	19,275	24,370
Contractual asset IFRS 15	116	76
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	115	113
Allowance for doubtful accounts	(3,901)	(3,242)
	15,605	21,317
Non-current trade receivables
Ordinary receivables	43	46
Contractual asset IFRS 15	43	28
	86	74
Total trade receivables, net	15,691	21,391

Movements in the allowance for current doubtful accounts are as follows:

	June 30,
	2019	2018
At the beginning of the fiscal year	(3,242)	(872)
IFRS 9 retained earnings adjustment	-	(300)
Additions – Bad debt expenses	(2,662)	(2,123)
Uses and Currency translation adjustments	2,003	1,091
At the end of the period	(3,901)	(2,204)

NOTE 4 – OTHER RECEIVABLES

Other receivables consist of the following:

	June 30,	December 31,
	2019	2018
Current other receivables
Prepaid expenses	1,401	1,759
Tax credits	1,372	1,668
Financial NDF	18	918
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	147	176
Receivables from sale of customer relationship	86	89
Other	1,010	1,624
Subtotal	4,034	6,234
Allowance for current other receivables	(27)	(23)
	4,007	6,211
Non-current other receivables
Prepaid expenses	194	553
Tax credits	918	860
Financial NDF	-	55
Regulatory Receivables (Núcleo)	168	190
Credit of indemnity for Tuves Paraguay acquisition	60	68
Receivables from sale of customer relationship	127	138
Other	161	260
Subtotal	1,628	2,124
Allowance for non-current other receivables	(14)	(14)
Total other receivables	1,614	2,110
	5,621	8,321

Movements in the Allowance for current other receivables are as follows:

	June 30,
	2019	2018
At the beginning of the year	(23)	-
Increases	(8)	(8)
Decreases	4	-
At the end of the period	(27)	(8)

Movements in the Allowance for non-current other receivables are as follows:

	June 30,
	2019	2018
At the beginning of the year	(14)	-
Increases	-	(14)
At the end of the period	(14)	(14)

NOTE 5 – INVENTORIES

Inventories consist of the following:

	June 30,	December 31,
	2019	2018
Mobile handsets and others	2,512	2,766
Radio equipment and others	52	79
Fixed telephones and equipment	18	19
Inventories for construction projects	780	657
Subtotal	3,362	3,521
Allowance for obsolescence of inventories	(154)	(170)
	3,208	3,351

Movements in the allowance for obsolescence of inventories are as follows:

	June 30,
	2019	2018
At the beginning of the year	(170)	(55)
Additions	(13)	(56)
Decreases	29	8
At the end of the period	(154)	(103)

NOTE 6 – GOODWILL

	June 30,	December 31,
	2019	2018
Argentina business	146,496	146,499
Uruguay business (1)	761	941
	147,257	147,440

(1)             The decrease in the amounts with respect to balance as of December 31, 2018 corresponds to currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	June 30,	December 31,
	2019	2018
PP&E before allowances and impairment	186,772	184,866
Valuation allowance for obsolecense and impairment of materials	(605)	(461)
Impairment of PP&E	(554)	(407)
	185,613	183,998

Movements in PP&E (without allowance and impairment for materials and PP&E) are as follows:

	June 30,
	2019	2018
At the beginning of the year	184,866	56,001
Incorporation by merger	-	113,330
CAPEX	21,004	21,817
Currency translation adjustments	(1,087)	1,602
Decreases and Consumption of materials	(61)	(243)
Depreciation of the period	(17,950)	(15,639)
At the end of the period	186,772	176,868

Movements in the valuation allowance for materials and impairment of materials are as follows:

	June 30,
	2019	2018
At the beginning of the year	(461)	(224)
Additions	(144)	(46)
At the end of the period	(605)	(270)

Movements in the impairment of PP&E are as follows:

	June 30,
	2019	2018
At the beginning of the year	(407)	-
Additions	(147)	(184)
At the end of the period	(554)	(184)

NOTE 8 – INTANGIBLE ASSETS

	June 30,	December 31,
	2019	2018
Intangible assets before impairment	72,170	74,777
Impairment	(1,988)	(1,988)
	70,182	72,789

Movements in Intangible assets (without considering Impairment of Intangible assets) are as follows:

	June 30,
	2019	2018
At the beginning of the year	74,777	5,675
Incorporation by merger	-	72,052
CAPEX	678	1,755
Currency translation adjustments	(158)	288
Amortization of the period	(3,127)	(3,281)
At the end of the period	72,170	76,489

NOTE 9 – RIGHT OF USE ASSETS

	June 30,	December 31,
	2019	2018
Leases rights of use	6,260	-
Indefeasible right of use	463	497
Asset Retirement Obligation	183	197
	6,906	694

Movements in right of use assets are as follows:

	June 30,
	2019	2018
At the beginning of the year	694	164
Incorporation by merger	-	572
Incorporation by adoption of IFRS 16	5,217	-
CAPEX	2,438	-
Decreases and currency translation adjustments	(129)	-
Amortization of the period	(1,314)	(50)
At the end of the period	6,906	686

NOTE 10 – TRADE PAYABLES

	June 30,	December 31,
	2019	2018
Current
Suppliers and commercial accruals	22,339	27,281
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 24.c)	480	695
	22,819	27,976
Non-current
Suppliers and commercial accruals	738	697
	738	697
Total trade payables	23,557	28,673

NOTE 11 – FINANCIAL DEBT

	June 30,	December 31,
	2019	2018
Current
Bank overdrafts – principal	4,268	2,787
Bank loans – principal	12,768	15,844
By purchase of equipment	966	1,283
NDF	1,297	122
Interest and related expenses	6,031	4,500
	25,330	24,536
Non-current
Notes – principal	19,724	23,051
Bank loans – principal	43,794	41,938
NDF	10	-
By purchase of equipment	1,381	1,262
Interest and related expenses	8,135	6,299
	73,044	72,550
Total financial debt	98,374	97,086

Bank Loans

a)             Syndicated Loan

On February 11, 2019 the Company repaid the outstanding balance of US$ 100 million which owed in relation to the syndicated loan agreement. On February 2, 2018, the Company had entered into the agreement with Citibank, N.A., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in his capacity as a lender, Citigroup Global Markets Inc., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Santander Investment Securities Inc. as organizers, Citibank N.A. as an administrative agent and the Branch of Citibank N.A. in Argentina, as a local custodian agent for an aggregate principal amount of US$1,000 million.

b)            Disbursements for loan with IFC

On March 18, 2019, the Company received a disbursement for a total amount of US$290 million, in relation to the loan agreement that the Company signed with IFC for a total amount of up to US$450 million on March 4, 2019 (US$285.5 million were received, because US$4.5 million corresponding to debt issuance expenses were deducted from the initial disbursement). The disbursement of US$290 million is divided into two tranches: a) a disbursement of US$160 million, which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points payable in 8 consecutive semiannual equal installments from February 2021 with maturity date in August 2024 and b) a disbursement of US$130 million, which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.60 percentage points payable in 6 consecutive semiannual equal installments from February 2021 with maturity date in August 2023.

On the other hand, on April 25, 2019, an additional disbursement was received for a total amount of US$20 million which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points payable in 8 consecutive semiannual equal installments from February 2021 and final maturity in August 2024.

The outstanding amount as of June 30, 2019 totals $13,191.

c)             Early Repayment of Term Loan

On October 17, 2018, Telecom had requested a disbursement of US$ 500 million in relation to the loan agreement with Citibank, N.A., HSBC Mexico, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders, Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for a term of 48 months.

On March 25, 2019, Telecom proceeded to a partial pre-cancellation of the loan by paying US$ 101.4 million (US$ 100 million of capital and US$1.4 million of interest).

d)            Disbursements from loans with IDB

On June 7, 2019, a disbursement for a total amount of US$75 million was received (US$74.15 million were received, because US$0.85 million corresponding to debt issuance expenses were deducted from the initial disbursement) in relation to the loan of May 29, 2019 with Inter-American Development Bank (IDB invest) for a total amount of up to US$300 million. This debt accrues interest of LIBO plus 4.9 percentage points payable semiannually in 10 consecutive semiannual equal installments from November 2021 with maturity date in November 2026.

On the other hand, on July 11, 2019, an additional disbursement was received for a total amount of US$25 million (US$24.55 million were received, because US$0.45 million corresponding to debt issuance expenses were deducted from the initial disbursement) which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.60 percentage points payable in 6 consecutive semiannual equal installments from May 2021 and final maturity in November 2023.

The outstanding amount as of June 30, 2019 totals $3,148.

e)             Other bank loans

On June 11, 2019, a disbursement for a total amount of US$4.4 million in relation to the credit line with Banco Macro S.A. was received. This debt accrues interest of 6 percentage points payable in the maturity date in January 2020.

On June 24, 2019, the Company submitted a proposal for an import credit line for a total amount of up to US$8.4 million to Banco Galicia. The Company order the bank to make payments directly to external suppliers, when disbursements were not made. The loan accrues interest at a rate equal to 6.45 percentage points payable in the maturity date in June 2020.

The outstanding amount as of June 30, 2019 totals $546.

Notes

a)             Notes of Núcleo

The Extraordinary Shareholders’ Meeting of Núcleo held on April 24, 2018 amended section 3, 7, 9 and 10 of its bylaws in order to adapt them to the regulations of the securities market, becoming Núcleo, from the registration of the modification of its bylaws in the Public Registry, in a Public Limited Company (SAE).

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of notes for an amount of up to Gs. 500,000,000,000 (approximately $3,200 as of January 4, 2019) under the conditions that are defined by the Board of Directors in each series.

On February 5, 2019, the Paraguayan National Securities Commission authorized the mentioned Program through Resolution No. 11E/19. Under such Program, Núcleo proceeded to issue Notes in two Series with the following conditions:

Series I

Issuance date: March 12, 2019.

Amount involved: Gs. 120,000,000,000 (approximately $841 as of the date of issuance).

Expiration Date: 60 months from its issuance date (March 12, 2019).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 11, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Issuance date: March 28, 2019.

Amount involved: Gs. 30,000,000,000 (approximately $210 as of the date of issuance).

Expiration Date: 60 months from its issuance date (March 28, 2019).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 26, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

As of June 30, 2019, an amount of $1,036 remained unpaid.

By purchase of equipment

On May 7, 2019, the Company submitted a proposal for an export credit line for a total amount of up to US$ 96 million to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent and ECA bank, (iii) Banco Santander, S.A. as a bank of documentation and (iv) Banco Santander Río S.A. as a local custody agent, which was accepted on the same date.

The line of credit is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

The financing consists of a tranch “A” and a tranch “B” whose disbursed capital will accrue interest at an annual rate equivalent to LIBO plus 1.04 percentage points payable semiannually and will be payable in 14 equal and consecutive semiannual installments.

The funds received will be used to finance up to 85% of the value of certain imported goods and services, the value of certain national goods and services and the total payment of the Finnvera surplus equivalent to 7.82% of the total amount committed by the lenders under the line of credit.

On May 23, 2019, a disbursement for a total amount of US$36 million (US$30.6 million were received, because US$2.8 million corresponding to debt issuance expenses were deducted from the initial disbursement and US$2.6 corresponding to the payment of the first installment). This debt accrues interest at a rate equivalent to LIBO plus 1.04 percentage points payable semiannually in 13 consecutive semiannual equal installments from November 2019 with maturity date in November 2025.

The outstanding amount as of June 30, 2019 totals $1,282.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	June 30,	December 31,
	2019	2018
Current
Salaries, annual complementary salaries, vacation and bonuses	4,308	5,352
Social security payables	1,472	1,566
Termination benefits	409	362
	6,189	7,280
Non-current
Termination benefits	466	425
	466	425
Total salaries and social security payables	6,655	7,705

NOTE 13 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	June 30,	December 31,
	2019	2018
Tax carryforward	(158)	(3,508)
Allowance for doubtful accounts	(1,458)	(1,132)
Provisions	(1,266)	(1,300)
PP&E and Intangible assets	40,747	36,463
Cash dividends from foreign companies	368	511
Other deferred tax liabilities (assets), net	(151)	(86)
Total deferred tax liabilities, net	38,082	30,948
Actions for recourse tax receivable	(818)	(1,002)
Total deferred tax liability, net	37,264	29,946

Net deferred tax assets	(88)	(95)
Net deferred tax liabilities	37,352	30,041

Following, Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	June 30,
	2019	2018
	Profit (loss)
Pre-tax income (loss)	14,350	(300)
Non-taxable items - Earnings from associates	(165)	(176)
Non-taxable items – Other	(178)	27
Inflation effect of Equity, goodwill and others	36,019	14,483
Subtotal	50,026	14,034
Weighted statutory income tax rate (*)	25.5%	26.7%
Income tax expense at weighted statutory tax rate	(12,778)	(3,747)
Restatement of Deferred liability at current currency	5,187	7,452
Income tax on cash dividends of foreign companies	(30)	(33)
Income tax	(7,621)	3,672

Current tax expense	(72)	(106)
Deferred tax (expense) gain	(7,549)	3,778

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 30% for the periods presented. In Paraguay is 10% plus an additional rate of 5% in case of payment of dividends for the periods presented, in Uruguay is 25% for the periods presented and in the USA the effective tax rate is 26.5% for the periods presented.

•                  Inflation adjustment

Law No. 27,430 and its amendment and Law No. 27,468 provide that, effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the income tax law shall be applicable in fiscal years in which the variation of the accumulated CPI in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%.

In the first, second and third year as from its effectiveness, this procedure shall be applicable as long as the accumulated variation of the CPI, calculated from the beginning of the first year to the end of each year, is 55%, 30% and 15% higher, respectively. Likewise, it is foreseen that the restatement for positive or negative inflation, depending on the case, corresponding to the first, second and third fiscal year beginning on January 1, 2018 that must be calculated in order to verify the anticipated assumptions, should be recognized one third in that fiscal period and the remaining two thirds, in equal parts, in the next two immediate fiscal periods.

In 2018 accumulated variation of CPI did not meet 55%. Therefore inflation adjustment procedure was not applied.

Projections as of the date of issuance of these Consolidated Financial Statements show that inflation in 2019 would be higher than the percentage established to apply the tax inflation adjustment. However, the Company considers that there are aspects related to the settlement of the tax that do not fully contemplate the effects of inflation. Therefore, the Company does not consider convenient to recognize the accounting impacts of the inflation adjustment of income tax. Likewise, the Company continues analyzing the implications of aspects that are not fully contemplated in current legislation, as well as the evolution of the CPI and the exchange rate, variables that significantly influence the determination of such regime.

NOTE 14 –TAXES PAYABLES

	June 30,	December 31,
	2019	2018
Current
Income tax (*)	32	14
Other national taxes	1,890	828
Provincial taxes	305	1,777
Municipal taxes	293	219
	2,520	2,838
Non- current
Provincial taxes	19	32
	19	32
Total taxes payables	2,539	2,870

(*) Corresponds to Tax Regularization Regime - Law No. 26,476 as of December 31, 2018.

NOTE 15 – LEASES LIABILITIES

	June 30,	December 31,
	2019	2018
Current	2,281	-
Non-current	2,883	-
Total leases liabilities	5,164	-

NOTE 16 – OTHER LIABILITIES

	June 30,	December 31,
	2019	2018
Current
Deferred revenues on prepaid calling cards	675	869
Deferred revenues on connection fees and international capacity leases	80	93
Deferred revenues on construction projects	322	394
Customer loyalty program	164	211
Compensation for directors and members of the Supervisory Committee	14	58
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 24.c)	4	-
Other (*)	230	256
	1,489	1,881
Non-current
Deferred revenues on connection fees and international capacity leases	239	311
Pension benefits	309	300
Customer loyalty program	267	343
Other (*)	460	466
	1,275	1,420
Total other liabilities	2,764	3,301

(*) Includes deferred revenue from subsidiaries for government subsidies for the acquisition of PP&E.

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2018	Additions		Reclassifications	Decreases	Balances as of June 30, 2019
		Capital (i)	Interest (ii)
Current
Provisions	911	137	-	1,176	(1,324)	900
Total current provisions	911	137	-	1,176	(1,324)	900
Non- Current
Provisions	3,638	299	521	(1,176)	(11)	3,271
Asset retirement obligations	607	-	97	-	(120)	584
Total non-current provisions	4,245	299	618	(1,176)	(131)	3,855

Total provisions	5,156	436	618	-	(iii) (1,455)	4,755

	Balances as of December 31, 2017	Incorporation by merger	Additions		Reclassifications	Decreases	Balances as of June 30, 2018
			Capital (i)	Interest (ii)
Current
Provisions	-	734	75	-	828	(928)	709
Total current provisions	-	734	75	-	828	(928)	709
Non- Current
Provisions	1,544	2,268	464	340	(828)	13	3,801
Asset retirement obligations	427	670	-	75	-	(157)	1,015
Total non-current provisions	1,971	2,938	464	415	(828)	(144)	4,816

Total provisions	1,971	3,672	539	415	-	(iv) (1,072)	5,525

(i)      Charged to Other operating income and expenses.

(ii)      Charged to Other financial results, net, interests on provisions line item.

(iii)     Include 971 corresponding to RECPAM.

(iv)     Include 930 corresponding to RECPAM.

NOTE 18 – ADDITIONAL INFORMATION

Aging of assets and liabilities as of June 30, 2019

Date due	Cash and cash equivalents	Investments	Trade receivables	Other receivables	Income tax assets
Total due	-	-	5,496	14
Not due
Third quarter 2019	18,244	1,405	7,385	1,293	-
Fourth quarter 2019	-	88	1,452	453	-
First quarter 2020	-	44	836	1,273	-
Second quarter 2020	-	321	436	974	-
July 2020 thru June 2021	-	1,410	86	1,256	-
July 2021 thru June 2022	-	776	-	123	-
June 2022 and thereafter	-	800	-	81	-
Not date due established	-	1	-	154	88
Total not due	18,244	4,845	10,195	5,607	88
Total	18,244	4,845	15,691	5,621	88

Balances bearing interest	16,541	4,844	2,690	210	-
Balances not bearing interest	1,703	1	13,001	5,411	88
Total	18,244	4,845	15,691	5,621	88

Average annual interest rate (%)	(a)	(b)	(c)	10.5	-

(a)      31 are assets in Argentine pesos bearing interests at annual rates of 3.30% and 33% and 16,510 are assets in foreign currency bearing interests at annual rates between 2.10% and 6.5%.

(b)      Are assets in foreign currency bearing interests at annual rates between 4.08% and 8.75%.

(c)      2,580 bear interests at an annual rate of 59%, 86 bear interests at an annual rate of 36% and 24 bear interests at an annual rate of 88.6%.

Date due	Trade payables	Financial debt	Salaries and social security payables	Other taxes payables	Leases liabilities	Other liabilities	Income tax payables
Total due	1,973	-	-	-	-	-	-
Not due
Third quarter 2019	20,337	7,764	3,759	2,489	565	1,170	-
Fourth quarter 2019	261	6,398	869	2	787	102	-
First quarter 2020	45	6,771	1,213	2	223	102	-
Second quarter 2020	203	4,397	348	27	706	115	-
July 2020 thru June 2021	429	37,456	230	10	1,323	490	-
July 2021 thru June 2022	156	18,221	132	9	466	214	-
June 2022 and thereafter	153	17,367	104	-	1,094	571	-
Not date due established	-	-	-	-	-	-	37,352
Total not due	21,584	98,374	6,655	2,539	5,164	2,764	37,352
Total	23,557	98,374	6,655	2,539	5,164	2,764	37,352

Balances bearing interest	-	97,058	-	29	-	-	-
Balances not bearing interest	23,557	1,316	6,655	2,510	5,164	2,764	37,352
Total	23,557	98,374	6,655	2,539	5,164	2,764	37,352

Average annual interest rate (%)	-	(d)	-	18.0	(e)-	-	-

(d)       4,322 are liabilities in Argentine pesos bearing interests at annual rates between 20% and 52.14% and 92,734 are liabilities in foreign currency bearing interests at annual rates between 3.62% and 9.11% and 2 bear interests at an annual interest of 2.22%.

(e)       See Note 1.f).

Foreign currency financial assets and liabilities

Financial assets and liabilities denominated in foreign currencies as of June 30, 2019 and December 31, 2018 are the following:

	06.30.2019	12.31.2018
	In equivalent millions of Argentine pesos
Assets	27,162	20,945
Liabilities	(112,745)	(110,434)
Liabilities Net	(85,583)	(89,489)

In order to reduce this net position (debt) in foreign currency, Telecom has NDF as of June 30, 2019 amounting to US$ 305 million, therefore the net liability not hedged amounts to approximately US$ 1,707 million as that date.

Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of June 30, 2019 and December 31, 2018 is as follows:

	As of June 30, 2019
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	17,479	1,687	(25,345)	(118)
Offsetting	(1,788)	(8)	1,788	8
Current and non-current assets (liabilities) – Booked value	15,691	1,679	(23,557)	(110)

	As of December 31, 2018
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	22,922	2,605	(30,204)	(464)
Offsetting	(1,531)	(38)	1,531	38
Current and non-current assets (liabilities) – Booked value	21,391	2,567	(28,673)	(426)

(1)         Includes financial assets and financial liabilities according to IFRS 7.

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that it is intended to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

NOTE 19 – COMMITMENTS

The Company has entered into various purchase orders amounting in the aggregate to approximately $47,654 as of June 30, 2019 (of which $13,632 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

NOTE 20 – EQUITY

Equity includes:

	June 30,	December 31,
	2019	2018
Equity attributable to Controlling Company	274,275	276,260
Equity attributable to non-controlling interest	3,433	3,949
Total equity (*)	277,708	280,209

(*) Additional information is given in the consolidated statements of changes in equity.

As of June 30, 2019, the total capital stock of Telecom Argentina amounted to $2,165,236,424, represented by the same number of common book-entry shares with nominal value of $1 Argentine peso, of which 2,153,688,011 are entitled to one vote per share, since 11,548,413 are treasury shares that were acquired by the Company.

All of the Class B Shares and Class C Shares and 340,994,852 Class A Shares of Telecom Argentina are authorized for public offering granted by the CNV. Class B Shares are listed and traded on the leading companies panel of the BYMA and the NYSE.

Each American Depositary Share (ADS) represents 5 Class B shares of the Company and is traded on the NYSE under the ticker symbol TEO.

Capital Reduction. Cancellation of Treasury Shares.

Pursuant to Section 67 of the Capital Markets Law No. 26,831, between May 28, 2019 and June 28, 2019, Telecom Argentina S.A. reduced its capital stock by the operation of law for a nominal value of $ 3,672,960, through the cancellation of 3,672,960 Class “B” common shares with nominal value of $1 Argentine peso each and entitled to 1 vote per share, held as treasury stock. Upon this reduction made by the operation of law, the capital stock of Telecom Argentina S.A. is now composed of a total of 2,165,236,424 ordinary shares, with nominal value of $1 Argentine peso each and entitled to one vote per share, broken down as follows: Class “A” shares: 683,856,600; Class “B” shares: 639,502,300; Class “C” shares: 210,866; Class “D” shares: 841,666,658.

As a consequence of the capital reduction mentioned in the previous paragraph, the Company recognized a decrease in its treasury shares of $4, a decrease in the Inflation Adjustment of $183 and a decrease in the Treasury Shares Adquisition Cost of $440 offset by a variation in Retained earnings of $253.

On July 1, 2019, the Company made a filing with the CNV in connection with the reduction of its capital stock for a nominal value of $ 3,672,960 for its subsequent registration with the Public Registry of Commerce.

As of June 30, 2019, the Company held 11,548,413 Class “B” ordinary shares as treasury shares, which reduction by the operation of law will become effective between July 1, 2019 and November 5, 2019, pursuant to Section 67 of the Capital Markets Law.

NOTE 21 – REVENUES

Revenues include:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2019	2018	2019	2018
Mobile Services	15,809	18,421	32,023	37,514
Internet Services	10,339	12,130	21,451	23,953
Cable Television Services	9,535	11,533	20,016	23,066
Fixed and Data Services	7,242	6,957	14,756	13,752
Other services revenues	208	130	335	382
Subtotal Services revenues	43,133	49,171	88,581	98,667
Equipment revenues	3,102	4,573	6,175	8,411
Total Revenues	46,235	53,744	94,756	107,078

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $85,397 million and $87,936 million for the six-month periods ended June 30, 2019 and 2018, respectively. The main components of the operating expenses are the following:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2019	2018	2019	2018
	Profit (loss)		Profit (loss)
Employee benefit expenses and severance payments
Salaries, Social security expenses and benefits	(7,561)	(8,517)	(16,151)	(17,073)
Severance indemnities	(799)	(647)	(1,631)	(996)
Other employee expenses	(109)	(217)	(301)	(385)
	(8,469)	(9,381)	(18,083)	(18,454)

Fees for services, maintenance, materials and supplies
Maintenance and materials	(2,698)	(2,683)	(5,601)	(5,159)
Fees for services	(2,169)	(2,426)	(4,168)	(4,590)
Directors and Supervisory Committee’s fees	16	(31)	(12)	(65)
	(4,851)	(5,140)	(9,781)	(9,814)
Taxes and fees with the Regulatory Authority
Turnover tax	(1,702)	(2,384)	(3,465)	(4,788)
Municipal taxes	(518)	(530)	(1,034)	(1,175)
Other taxes and fees	(1,483)	(1,530)	(3,016)	(2,761)
	(3,703)	(4,444)	(7,515)	(8,724)

Inventory balance at the beginning of the year	(3,551)	(4,783)	(3,521)	(232)
Plus:
Incorporation by merger	-	72	-	(3,349)
Purchases	(2,275)	(2,862)	(4,749)	(6,708)
Other	214	132	270	(19)
Less:
Inventory balance at the end of the period	3,362	3,999	3,362	3,999
	(2,250)	(3,442)	(4,638)	(6,309)
Other operating income and expenses
Provisions	(128)	(407)	(436)	(539)
Rentals and internet capacity	(957)	(998)	(1,957)	(1,923)
Other	(1,210)	(1,604)	(2,136)	(3,208)
	(2,295)	(3,009)	(4,529)	(5,670)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use
Depreciation of PP&E	(9,363)	(8,148)	(17,950)	(15,639)
Amortization of intangible assets	(1,551)	(1,604)	(3,127)	(3,281)
Amortization of rights of use	(617)	(26)	(1,314)	(50)
Impairment of PP&E	(9)	(144)	(89)	(249)
	(11,540)	(9,922)	(22,480)	(19,219)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 06.30.2019	Total 06.30.2018
Employee benefit expenses and severance payments	(10,178)	(2,906)	(4,999)	(18,083)	(18,454)
Interconnection and transmission costs	(2,987)	-	-	(2,987)	(3,341)
Fees for services, maintenance, materials and supplies	(4,984)	(1,960)	(2,837)	(9,781)	(9,814)
Taxes and fees with the Regulatory Authority	(7,463)	(16)	(36)	(7,515)	(8,724)
Commissions and advertising	-	(552)	(5,027)	(5,579)	(6,725)
Cost of equipment and handsets	(4,638)	-	-	(4,638)	(6,309)
Programming and content costs	(7,143)	-	-	(7,143)	(7,557)
Bad debt expenses	-	-	(2,662)	(2,662)	(2,123)
Other operating income and expenses	(2,804)	(530)	(1,195)	(4,529)	(5,670)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use	(18,236)	(1,212)	(3,032)	(22,480)	(19,219)
Total as of 06.30.2019	(58,433)	(7,176)	(19,788)	(85,397)
Total as of 06.30.2018	(58,250)	(7,968)	(21,718)		(87,936)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2019	2018	2019	2018
	Profit (loss)		Profit (loss)
Interests on financial debts (*)	(1,860)	(1,312)	(3,501)	(2,101)
Foreign currency exchange losses on financial debts (**)	8,191	(14,096)	5,399	(14,127)
Total Debt financial expenses	6,331	(15,408)	1,898	(16,228)
Interests	605	513	1,176	997
Taxes and bank expenses	(438)	(439)	(867)	(1,015)
Other Foreign currency exchange gains (losses)	396	(8,024)	1,152	(7,944)
Financial discounts on assets, debts and other	(6)	(2)	(44)	-
Gains (losses) on operations with notes and bonds	113	359	174	449
Interests on provisions	(321)	(241)	(618)	(415)
Financial expenses on pension benefits	(28)	(23)	(59)	(48)
RECPAM	(1,889)	(510)	2,076	4,600
Other	(52)	(21)	(62)	(14)
Total other financial results, net	(1,620)	(8,388)	2,928	(3,390)
Total financial results, net	4,711	(23,796)	4,826	(19,618)

(*) Includes 38 and (11) corresponding to net income (losses) generated by NDF in the six-month periods ended June 30, 2019 and 2018, respectively. Likewise, includes 135 and 77 corresponding to activation of interests in works in progress in the six-month periods ended June 30, 2019 and 2018, respectively.

(**)   Includes (1,590) and 619 corresponding to net income generated by NDF in the six-month periods ended June 30, 2019 and 2018, respectively.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling Company

As of June 30, 2019, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.01% of the total capital stock of the Company. Likewise, and as mentioned in point e) below, both VLG S.A.U. and Fintech Telecom, LLC, contributed to the Voting Trust, actions representing 10.86% of the total share capital of the Company so the shares subject to such agreement represent 21.72% of the total share capital of the Company (the “Shares in Trust”).

As follows from the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders´ Agreement.

b)            Related Parties

For the purposes of these unaudited Consolidated Financial Statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to Fintech Telecom LLC and CVH, except companies under sect. 33 of the LGS.

c)             Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•                  Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	Type of related party	June 30,	December 31,
Other receivables (1)		2019	2018
La Capital Cable S.A.	Associate	93	95
Teledifusora San Miguel Arcángel S.A.	Associate	16	23
Ver T.V. S.A.	Associate	38	58
		147	176
CURRENT LIABILITIES
Trade payables
Televisora Privada del Oeste S.A.(2)	Associate	-	3
		-	3

•                  Related parties

CURRENT ASSETS	Type of related party	June 30,	December 31,
Trade receivables		2019	2018
Other Related parties	Related party	115	113
		115	113
CURRENT LIABILITIES
Trade payables
Other Related parties	Related party	480	692
		480	692
Other liabilities
Other Related parties	Related party	4	-
		4	-

(1)                  Include 54 and 141 as of June 30, 2019 and as of December 31, 2018, respectively corresponding to dividends receivable.

(2)                  Associate Company throughout PEM.

d)       Transactions with Companies under section 33 - Law No. 19,550 and related parties

•                  Companies under section 33 - Law No. 19,550– Associates

	Transaction	Type of related party	Six-month periods ended June 30,
			2019	2018
			Profit (loss)
			Revenues
La Capital Cable S.A.	Services revenues	Associate	6	7
La Capital Cable S.A.	Other revenues	Associate	16	8
			22	15
			Operating costs
La Capital Cable S.A.	Fees for services	Associate	(15)	(15)
			(15)	(15)

•                  Related Parties

	Transaction	Type of related party	Six-month periods ended June 30,
			2019	2018
			Profit (loss)
			Revenues
Other Related parties	Services revenues	Related Party	62	77
			62	77
			Operating costs
Other Related parties	Programming costs	Related Party	(925)	(1,076)
Other Related parties	Editing and distribution of magazines	Related Party	(260)	(361)
Other Related parties	Advisory services	Related Party	(46)	(162)
Other Related parties	Advertising purchases	Related Party	(132)	(167)
Other Related parties	Other purchases and commisions	Related Party	(38)	(43)
			(1,401)	(1,809)

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of its total shareholders’ equity, after being approved by the Audit Committee in compliance with Law No. 26,831.

e)             Voting trust pursuant to the Shareholders’ Agreement between Fintech and CVH

In accordance with the Shareholders´ Agreement, on April 15, 2019, a Voting Trust Agreement (the “Trust Agreement”) was regularized, under which Fintech Telecom LLC and VLG S.A.U. (i) each contributed 235,177,350 shares of Telecom in a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech Telecom LLC each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Shareholders´ Agreement, in which case will be voted by the co-trustee of Fintech Telecom LLC in accordance with the vote of Fintech Telecom LLC or following the instructions of Fintech Telecom LLC.

f)                Public Tender Offer (“PTO”) due to Change of Control by CVH

On June 10, 2019, and in connection with the PTO, (see Note 27 a) to the Consolidated Financial Statements as of December 31, 2018, CVH notified the Company that on that date CVH had been served with the decision rendered on May 9, 2019 in re “Burgueño Daniel v. EN-CNV on Preliminary Injunction (Autonomous)” (File 89,537/2018) pending in Federal Court on Administrative Matters No. 1, Chamber No. 1, whereby that Court decided, as a preliminary injunction, to suspend the proceeding related to the Public Tender Offer of Class B Shares of Telecom Argentina initiated by CVH with the CNV, until such Commission decides, where appropriate, on the enforcement of the new regulation (Resolution No. 779/18) or until the maximum term provided under Article 5 of Law No. 26,854 expires.

On the other hand, on July 19, 2019, CVH notified the Company that on that date it had been served with the decision rendered by Chamber 1 of the Court of Appeals on Federal Civil and Commercial Matters of this City in re “Cablevisión Holding S.A v. Comisión Nacional de Valores on Injunctions” (File No. 7,998/2018), pending in the National Court of First Instance on Civil and Commercial Matters No. 3, whereby that Court revoked the injunction requested by CVH that had ordered the CNV to refrain from resolving and deciding on the authorization of the PTO submitted and formulated by CVH. Additionally, in such notice, CVH stated that: (a) in its decision, the above-mentioned Chamber ordered that any appeal that may be eventually filed by CVH against any decision rendered by the CNV in connection with the PTO shall have staying effects; (b) the main action remains pending before the Court of First Instance, and (c) the PTO submitted by CVH falls within the scope of the injunction ordered in re “Burgueño Daniel v. EN - CNV on Preliminary Injunction (Autonomous)” mentioned in the previous paragraph, which, to date, is fully enforceable and in effect.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses must be appropriated to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 26 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2019

a)             Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules to commercialize pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial) between March 8 and March 22, 2010, having cable television operators to adjust such amount semi-annually and informing the result of such adjustment to such Office.

Notwithstanding the foregoing, it should be noted that as of the date of these Interim Financial Statements, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). The precautionary measure ordered by the Court of Mar del Plata, upon being notified the SCI and the Ministry of Economy of such decision on September 12, 2011, became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision issued by the Court of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which has also been dismissed.

Between March 2011 and October 2014 were published in the Official Gazette successive resolutions based on Resolution 50/10 that regulated the prices that Cablevision should charge in those months to users. These resolutions were challenged and were suspended due to the aforementioned injunction. Notwithstanding the foregoing, each Resolution had a valid period of three to six months, with the last one expiring on October 2014.

On September 23, 2014, the Court issued a decision in judicial cause “Municipalidad de Berazategui V. Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC. Currently, all judicial causes related to this issue are processed in the Federal Justice of Mar del Plata.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Court of Mar del Plata in which declared the unconstitutionality of certain articles of a law on which the SCI was based for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality means that these resolutions are not applicable to La Capital Cable and the companies grouped by ATVC. However, the National Government filed an appeal against the decision issued by the Court of Mar del Plata.

Decisions to be made based on these Interim Financial Statements shall consider the potential impact that the abovementioned resolutions might have on the Company and its subsidiaries, and the Company’s Interim Financial Statements should be read in light of such circumstances.

The Company’s Management, with the assistance of its legal advisors, considers that it has strong arguments for its defense.

b)          Code of Corporate Governance

CNV Resolution No. 797/19 (the “Resolution”), published in the Official Gazette of Argentina on June 19, 2019, amended Title IV – “Régimen Informativo Periódico” - of CNV General Resolution No. 622/2013. The Resolution replaces the previous Code of Corporate Governance added as Exhibit III of such Title IV of the Regulation and adds as Exhibit IV the Model of such Code. Additionally, it sets forth that, on an annual basis and as from the approval of the financial statements as of December 31, 2019, entities in the public offering regime shall include in their annual reports a Report on the Code of Corporate Governance in which they shall report whether they apply the principles and practices recommended by such Code in its current version and in which way they comply with its requirements. In those cases in which they do not apply any recommended practice, such entities shall explain how they comply with the relevant principle through the application of another practice, or how they will apply such practice in the future or, otherwise, they shall state the reasons why they do not consider such practice appropriate or applicable for the relevant entity.

c)           Purchase of a share of PEM.

On June 27, 2019, the Company acquired a registered non-endorsable ordinary share, with nominal value of $1 Argentine peso and entitled to one vote per share, representing 0.00000738% of the capital stock and votes of PEM for a total amount of $ 10,000 Argentine pesos. Upon this acquisition, Telecom has 100% of the capital stock of PEM.

d)          Stock Purchase Agreement with Tuves

On May 10, 2019, Núcleo executed a stock purchase agreement with TU VES, a company incorporated under the laws of the Republic of Chile owner of 30% of Tuves Paraguay. Such agreement provided for the purchase of 211,848 Series B registered ordinary shares, all of them entitled to one vote per share, representing the percentage indicated above for US$ 1 million.

The purchase transaction is subject to the authorization of the transfer of shares to be granted by CONATEL, which, as of the date of issuance of these Consolidated Financial Statements, has not rendered a decision on this matter.

NOTE 27 – SUBSEQUENT EVENTS TO JUNE 30, 2019

a)           Notes of Telecom

On December 28, 2017, Telecom Argentina held an Ordinary Shareholders’ Meeting that approved a Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies. The delegation of powers in the Board of Directors to determine and modify the terms and conditions of the Program as well as to establish the issuance opportunities was also approved.

On July 10, 2019, the Company informed CNV about the renewal of the period of placement of Notes for an amount of nominal value of US$ 300 million, that can be increased to US$ 500 million, whose funds must be used to the refinancing of liabilities, including the use of up to US$ 250 million to refinance Class “A” Notes that due in 2021. Also, on July 23, 2019, the Company informed CNV regarding the use of part of the funds received by the aforementioned Notes, to partial prepay of the Term Loan (loan requested in October 2018) for US$ 100 million, which were paid on July 25, 2019. The amount of the Notes finally issued and its main characteristics, are detailed below:

Series I

Issuance date: July 18, 2019.

Amount involved: US$400 million (approximately $17,148 as of the date of issuance).

Expiration Date: July 18, 2026.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate: It bears interest semiannually from its issuance date until its maturity date at a fixed annual rate of 8.00%.

Interest Payment Date: Interest will be paid semiannually in arrears since issuance date. The last interest payment date will be the maturity date.

The Company received as of the date of issuance, a disbursement for a total amount of US$392.36 million was received (US$2.4 million corresponding to debt issuance expenses were deducted from the initial disbursement and US$5.24 million corresponding to issuance under par) equivalent to $16,820.

b)          Cash Dividends from La Capital Cable

Dividends of $10 were approved by the Annual General Ordinary Shareholders’ Meeting held on July, 2019. As of July, 2019, $5 were collected.

c)           Reversal and distribution of the Facultative Reserve for future dividends payments

The Board of Directors of the Company, at its meeting held on August 8, 2019, ordered, in use of the powers delegated by the Ordinary and Extraordinary Shareholders Meeting of the Company held on April 24, 2019, the reversal and distribution of the “Facultative Reserve for future cash dividends payments” in the amount of $ 7,045,307,602 Argentine pesos (equivalent to $ 3.271275861 Argentine pesos for each share of $ 1 Argentine peso nominal value outstanding) and that they have to be available to shareholders on August 16 of 2019.

Alejandro Urricelqui
President

CORPORATE INFORMATION

•                  INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•                  STOCK MARKET INFORMATION (Source: Bloomberg)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q18	126.90	102.55	8.5
3Q18	147.00	97.7	5.8
4Q18	140.00	107.9	3.6
1Q19	127.50	110.5	3.0
2Q19	153.50	118.55	5.3

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
2Q18	31.14	17.74	24.5
3Q18	20.21	15.91	20.1
4Q18	18.95	14.20	11.9
1Q19	16.62	14.41	14.9
2Q19	17.95	13.13	35.7

* Calculated at 1 ADS = 5 shares

•                  INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A. Investor Relations Division Alicia Moreau de Justo 50, 10th Floor (1107) Autonomous City of Buenos Aires Argentina Tel: 54-11-4968-3628

Outside Argentina
JPMorgan Chase Bank N.A. 383 Madison Avenue, Floor 11. New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•                  INTERNET http://institucional.telecom.com.ar/inversores/

•                  DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A. 383 Madison Avenue, Floor 11 New York, NY10179 Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 16, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations